Exhibit 99.10

Jinxing Ji, P.Eng.
JJ Metallurgical Services Inc.
7547 Lambeth Drive
Burnaby, BC
V5E 4A5
Canada

CONSENT of QUALIFIED PERSON

I, Jinxing Ji, P.Eng, consent to the public filing of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. (the "Issuer") with an effective date of September 5, 2024.

I also consent to any extracts from or a summary of the Technical Report in the Oct 1st, 2024 news release of the Issuer (the "News Release") that supports the Technical Report.

I certify that I have read the Oct 1st, 2024 News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this Nov 15th, 2024.

Original signed by

________________________

Jinxing Ji, P.Eng